

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 23, 2024

Christopher J. Thome
Vice President-Finance & Chief Financial Officer
Graham Corp
20 Florence Ave
Batavia, NY 14020

> **Re: Graham Corp**
> **Form 10-K for the Year Ended March 31, 2023**
> **Form 10-Q for the Quarter Ended December 31, 2023**
> **File No. 001-08462**

Dear Christopher J. Thome:

We have reviewed your February 20, 2024 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any reference to prior comments is to our February 6, 2024 letter.

Form 10-Q for the Quarterly Period Ending December 31, 2023

Managements Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Measures, page 25

1. We note from your response to prior comment 1. Considering the BN Performance Bonus plan requires continued employment at the time of such payment, and as the amounts will be paid in cash, it remains unclear how such charges are not a normal, recurring cash operating expenses. Please revise to remove these adjustments from your non-GAAP measures. Refer to Question 100.01 of the non-GAAP C&DIs.

Please contact Megan Akst at 202-551-3407 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Christina McLeod